NextTrip, Inc.

1560 Sawgrass Corporate Parkway, Suite 400

Sunrise, Florida 33323

August 13, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Purcell

Re:	NextTrip, Inc.
Registration Statement on Form S-3
Filed August 7, 2026
File No. 333-298146

Dear Mr. Purcell,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), NextTrip, Inc., a Nevada corporation (the “Registrant”), hereby respectfully requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-298146) to become effective on Monday, August 17, 2026, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Commission will consider this request as a confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes its counsel David L. Ficksman, Esq. of TroyGould PC, to orally modify or withdraw this request for acceleration. Please contact Mr. Ficksman at (310) 789-1290 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Sincerely,

NEXTTRIP, INC.

/s/ William Kerby
William Kerby
Chief Executive Officer